UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Compound Projects, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4017577
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, New York, NY 10017

(Full mailing address of principal executive offices)

212-401-6930

(Issuer’s telephone number, including area code)

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Compound Projects, LLC (the “Company”), Compound Asset Management, LLC (the “Manager”), each series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described under the heading “Risk Factors” included in the Offering Statement. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Information. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

Overview

Compound Projects, LLC is a Delaware series limited liability company that has been formed to permit public investment in specific real estate properties, each of which will be owned by a separate series of the Company that we intend to establish.  Each series will hold the specific property that it acquires in a wholly-owned subsidiary which will be a Delaware limited liability company.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

As of June 30, 2022 the Company was in the process of winding-down operations. This process includes the disposition of each of the Series’ properties and distributing the proceeds from such sales to investors. As of June 30, 2022, the Company and its Series do not own any properties and have no ongoing operations.

Operating Results

Operating results for each of the Series during the six-month period ending June 30, 2022 were as follows:

	#Reach	#44 East	#Flatiron	#Illume
Rental Revenues	—	—	—	—
Operating Expenses	$(22,677)	—	$(300)	$(300)
Interest Expense	—	—	—	—
Gain from sale of property	$168,119	—	—	—
Operating Income (Loss)	$145,433	—	$(300)	$(300)

Liquidity and Capital Resources

As of June 30, 2022, Series #Reach had $275,801 cash on hand, Series #44 East had $22,115 cash on hand, Series #Flatiron had $35,657 cash on hand and Series #Illume had $34,928 cash on hand.

Plan of Operations

We are currently in the process of winding down our business and as of June 30, 2022 we have disposed of all of our properties and have no ongoing operations. We do not intend to acquire any additional properties.

Item 3.	Directors and Officers

General

The Manager of the Company is Compound Asset Management, LLC, a Delaware limited liability company, and wholly-owned subsidiary of Compound Legacy LLC.

All of our executive officers are employees of the Manager or its affiliates. The executive offices of the Manager are located at 335 Madison Avenue, New York, NY 10017.

Executive Officers

The following table sets forth certain information with respect to each of the executive officers of the Manager:

Executive Officer	Age	Position held with our Company	Position held with the Manager
Janine Yorio	46	Chief Executive Officer	Chief Executive Officer
Jesse Stein	44	Chief Operating Officer	Chief Operating Officer and Principal Financial and Accounting Officer

Biographical Information

Set forth below is biographical information of our executive officers.

Janine Yorio has served as CEO of our Company since its inception. Mrs. Yorio also serves as the Chief Executive Officer of Everyrealm Inc., since October 2021. Previously, Mrs. Yorio has served as the Chief Executive Officer of Compound Asset Management, Inc. from February 2018. Mrs. Yorio was previously the Chief Executive Officer of Stayawhile, Inc. a short-term rental company that she founded in October 2016. Prior to founding Stayawhile, she worked as co-founder of Roam Co-Living from July 2015 to April 2016. From February 2009 to July 2015, she was founder and CEO of NewSeed Advisors, a boutique investment banking firm for the farmland and sustainable agriculture industries which was sold to a publicly traded company. Prior to that, she worked as Senior Vice President of Acquisitions and Development at Andre Balazs Properties (owner/manager of the Standard Hotels, Chateau Marmont, Sunset Beach and Mercer Hotel), and prior to that she was managing director of NorthStar Capital, where she managed a diversified portfolio of structured real estate investments, including the initial public offerings for three REITs and for Morgans Hotel Group. She began her career in investment banking at Salomon Brothers Inc. Mrs. Yorio graduated from Yale University.

Jesse Stein has served as Chief Operating Officer and Principal and Financial Accounting Officer of our Company since its inception. Previously, Mr. Stein also serves as a Managing Director of Everyrealm Inc., since October 2021. Previously, Mr. Stein served as the co-head of Republic Compound LLC from its formation in May 2020 until February 2022 and as the Chief Operating Officer of Compound Asset Management, Inc. from February 2018 until May 2020. Mr. Stein is also the Managing Principal of Advanced Fundamentals LLC, a data analytics and real estate indexing firm which he founded in July 2016. Previously, Mr. Stein served as the Chief Executive Officer of Commencement Capital, LLC from April 2016 until February 2018 and was a founding member and the Chief Operating Officer of ETRE Financial, LLC, a real estate financial services and information technology company, from August 2012 until February 2016. During his time with ETRE Financial, LLC, Mr. Stein also served as the Chief Operating Officer, Secretary, and a member of the Board of Directors of ETRE REIT, LLC. Mr. Stein previously served as the Executive Vice President of Acquisitions for United Realty Advisors, LP, an affiliate of United Realty Partners, LLC, a privately held real estate investment and advisory firm, from September 2011 through June 2013. Prior to joining United Realty Partners, LLC. Mr. Stein was a Managing Director at Multi Capital Group, a boutique real estate and investment banking firm. Mr. Stein was employed by Multi Capital Group from September 2005 until December 2008 and from March 2011 until September 2011. Mr. Stein began his career in 2000 as an equities trader and has a background in both trading as well as real estate investment banking. Mr. Stein graduated from Cornell University and received a Master’s Degree in Real Estate Investment from New York University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Neither the Company nor the Manager has any employees.

Item 4.	Security Ownership of Management and Certain Securityholders

The Company is managed by Compound Asset Management, LLC, the Manager. The Manager currently does not own, and at the closing of any series offering is not expected to own, any of the interests offered herein.

The Manager or an affiliate of the Manager may purchase interests in a series of the Company on the same terms as offered to investors. Additionally, the Manager may acquire interests in a series of the Company in the event that an acquisition loan, if outstanding, is not repaid prior to its maturity date, at which point, the outstanding balance of such acquisition loan will be converted into series interests under the same terms as in the applicable series offering.

Item 5.	Interest of Management and Others in Certain Transactions

There have not been any transactions since our formation in September 2019, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Executive Officers”).

Item 6.	Other Information

None.

Item 7.	Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2021 can be found under “Item 7. Financial Statements” of the Company’s Annual Report for the fiscal year ended December 31, 2021 on Form 1-K, which can be found here and are incorporated herein by reference.

The consolidated financial statements of the Company for the six-month period ended June 30, 2021 can be found under “Item 7. Financial Statements” of the Company’s semi-annual report for the fiscal semiannual period ended June 30, 2021 on Form 1-SA, which can be found here and are incorporated herein by reference.

COMPOUND PROJECTS, LLC

A DELAWARE LIMITED LIABILITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022

TABLE OF CONTENTS

COMPOUND PROJECTS, LLC

COMPOUND PROJECTS, LLC

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022

	June 30, 2022
(US$)	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Unallocated	Total Consolidated-Compound Projects, LLC
Assets:
Investment properties, at cost	$—	$—	$—	$—	$—	$—
Less-accumulated depreciation	—	—	—	—	—	—
Investment properties, at cost, net	—	—	—	—	—	—
Cash	275,801	22,115	35,657	34,928	—	368,500
Deferred offering costs	—	—	—	—	72,123	72,123
Deposits for real estate acquisitions	—	—	—	—	—	—
Total Assets	$275,801	$22,115	$35,657	$34,928	$72,123	$440,624

Liabilities and members’ equity
Liabilities:
Mortgage loans, net	$—	$—	$—	$—	$—	$—
Accounts payable and accrued expenses	—	15,136	—	—	—	15,136
Security deposits	—	—	—	—	—	—
Income tax payable	35,140	—	22,318	14,658	—	38,170
Distributions payable	253,113	—	33,017	31,139	—	317,270
Due to related party	13,143	31,188	7,457	28,818	72,123	152,728
Total Liabilities	301,397	46,324	62,792	74,615	72,123	557,251

Members’ equity/(deficit)
Membership contributions	446,387	177,545	481,498	409,809	—	1,515,238
Capital contributions	—	—	10,500	—	—	10,500
Retained earnings/(accumulated deficit)	(471,983)	(201,754)	(519,133)	(449,496)	—	(1,642,365)
Total members’ equity/(deficit)	(25,596)	(24,209)	(27,135)	(39,687)	—	(116,627)
Total liabilities and members’ equity/(deficit)	$275,801	$22,115	$35,657	$34,928	$72,123	$440,624

See accompanying notes, which are an integral part of these consolidated financial statements.

F-1

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2022

	Six Months ended June 30, 2022
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Total Consolidated-Compound Projects, LLC
Rental income	$—	$—	$—	$—	$—
Operating expenses					—
Property and maintenance	(5,857)	—	—	—	(5,857)
Real estate taxes and insurance	(9,534)	—	—	—	(9,534)
General and administrative	(396)	—	(300)	(300)	(996)
Depreciation	(6,890)	—	—	—	(6,890)
Total operating expense	(22,677)	—	(300)	(300)	(23,277)
Income/(loss) from operations	(22,677)	—	(300)	(300)	(23,277)
Other income/(expense)
Interest expense	—	—	—	—	—
Gain from sale of properties	$168,119	—	—	—	168,119
Total Other income/(expense)	168,119	—	—	—	168,119
Income/(loss) before provision for income taxes	145,443	—	(300)	(300)	144,843
Provision for income taxes	(34,906)	—	—	—	(34,906)
Net income/(loss)	$110,537	$—	$(300)	$(300)	$109,937

Basic and diluted net income (loss) per membership interest	$1.15	$—	$(0.00)	$(0.00)

See accompanying notes, which are an integral part of these consolidated financial statements.

F-2

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY/(DEFICIT)
FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2022

	Six Months Ended June 30, 2022
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Total Consolidated-Compound Projects, LLC
Balance at December 31, 2021	$423,465	$(24,209)	$557,313	$434,118	$1,390,687
Member contributions	—	—	—	—	—
Capital contributions	—	—	—	—	—
Offering costs	—	—	—	—	—
Distributions to members	(559,598)	(15,328)	(584,148)	(473,505)	(1,632,579)
Net income/(loss)	110,537	—	(300)	(300)	109,937
Balance at June 30, 2022	$(25,596)	$(39,537)	$(27,135)	$(39,687)	$(131,955)

See accompanying notes, which are an integral part of these consolidated financial statements.

F-3

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2022

	6 Months Ended June 30, 2022
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Unallocated	Total Consolidated-Compound Projects, LLC
Cash Flows from Operating Activities
Net income/(loss)	$110,537	$—	$(300)	$(300)	$—	$109,937
Adjustments to reconcile net income/(loss)				—
Depreciation	6,890	—	—	—	—	6,890
Net gain on sale of properties	(168,119)	—	—	—	—	(168,119)
Change in accounts payable and accrued expenses	—	—	—	—	—	—
Change in income tax payable	—	—	—	—	—	—
Change in security deposit & pre-paid rent, net	—	—	—	—	—	—
Net Cash Provided By/(Used In) Operating Activities	(50,693)	—	(300)	(300)	—	(51,293)

Cash Flows From Financing Activities
Membership contributions, net of offering costs	—	—	—	—	(8,833)	(8,833)
Capital contributions	—	—	—	—	—	—
Repayments of mortgage financings	—	—	—	—	—	—
Distributions to members	(309,326)	(15,328)	(553,966)	(446,722)	—	(1,325,341)
Funds provided by (repaid to) Manager, net	—	(25,000)	(21,452)	—	8,833	(37,619)
Net Cash Provided By/(Used in) Financing Activities	(309,326)	(40,328)	(575,418)	(446,722)	—	(1,371,793)

Cash Flow From Investing Activities						—
Proceeds from disposition of properties, net	578,542	—	—	—	—	578,542
Return of deposits on real estate acquisition	—	—	—	—	—	—
Net Cash Provided by (Used in) Investing Activities	578,542	—	—	—	—	578,542

Net Change In Cash	218,524	(40,328)	(575,717)	(447,022)	—	(844,543)
						—
Cash at Beginning of Period	22,371	62,443	611,375	481,950	—	1,178,139
Cash at End of Period	$240,895	$22,115	$35,657	$34,928	$—	$333,595

See accompanying notes, which are an integral part of these consolidated financial statements.

F-4

COMPOUND PROJECTS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND FOR SEMIANNUAL PERIOD THEN ENDED

1.	ORGANIZATION

Compound Projects, LLC (the “Company”) is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary (each, a “Property Subsidiary”) owned by a separate series of limited liability company interests, or “Series”, that we establish.  As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s first amended and restated limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel.

The Manager is a wholly owned subsidiary of Compound Legacy LLC (“Compound Legacy”), a privately held company that changed its name from Republic Compound LLC in December 2021. Compound Legacy is controlled by Jesse Stein, our chief operating officer.

The Manager is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights in respect of the Series in which they are invested.

The Manager will not receive any fees for services it provides to any of our series. Pursuant to the Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Our Properties

On January 21, 2020, Compound Reach 1805, LLC, a wholly owned subsidiary of Series #Reach, acquired unit #1805 at Brickell Reach City Centre, a residential condominium located at 68 SE 6th Street, Miami, Florida (the “Series #Reach Property”) for $445,000. The Series #Reach Property was sold on June 6, 2022 for $625,000.

On August 31, 2020, Compound Flatiron 3006, LLC, a wholly owned subsidiary of Series #Flatiron, acquired unit #3006 at Brickell Flatiron, a residential condominium located at 1000 Brickell Plaza, Miami, Florida (the “Series #Flatiron Property”) for $470,000. The Series #Flatiron Property was sold on December 30, 2021 for $610,000 with the Series receiving net proceeds of $556,045.

F-5

On August 31, 2020, Compound Illume 302, LLC, a wholly owned subsidiary of Series #Illume, acquired unit #302 at Illume, a residential condominium located at 920 South Street, Nashville, TN (the “Series #Illume Property”) for $411,000. The Series #Illume Property was sold on November 5, 2021 for $480,000 with the Series receiving net proceeds of $447,512.

On January 7, 2020, Compound 44 East, a wholly owned subsidiary of Series #44 East, entered into a purchase and sale agreement to acquire unit #2211 at 44 East, a residential condominium located in Austin, TX (the “Series #44 East Property”) for $570,750. On October 6, 2021, our purchase and sale agreement was terminated by the seller and our deposit was returned to us.

On October 17, 2020, Compound Waller, LLC, a wholly owned subsidiary of Series #Waller, entered into a purchase and sale agreement to acquire 46 Waller Street, Austin, TX (the “Series #Waller Property”) for $1,800,000. On February 18, 2021, we terminated our purchase and sale agreement for the Series #Waller Property. As part of this termination, the earnest money amounting to $18,000 was returned to our Manager.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company and each of its Series conform to accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Compound Projects, LLC as well as each of the following Series that were formed and operating as of June 30, 2022.

Series Name	Property Subsidiary	Series Inception Date	Property Acquisition Date	Property Disposition Date
Series #Reach	Compound Reach 1805, LLC	October 16, 2019	January 21, 2020	June 6, 2022
Series #44 East	Compound 44 East, LLC	January 13, 2020	Not Applicable	Not Applicable
Series #Flatiron	Compound Flatiron 3006, LLC	May 29, 2020	August 31, 2020	December 30, 2021
Series #Illume	Compound Illume 302, LLC	May 29, 2020	August 31, 2020	November 5, 2021
Series #Waller	Compound Waller, LLC	October 20, 2020	Not Applicable	Not Applicable

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company and each of its Series conform to accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Compound Projects, LLC as well as each of the Series that were formed and operating as of June 30, 2022.

F-6

Cash Equivalents and Concentration of Cash Balance

The Company and each of its Series considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2022, the Company’s cash balances for Series #Reach exceeded federally insured limits by $25,801.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Revenues are generated at the Series level. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.  We did not recognize any rental revenue during the six months ended June 30, 2022.

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company and each of its Series apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Organizational Costs

In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company and each of its Series comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

F-7

The Company will reimburse its Manager up to 2% of gross offering proceeds per Series offering for offering costs from the proceeds from each Series offering. As of June 30, 2022, our Manager has incurred $158,102 of offering expenses on behalf of our Company, which has been allocated to the Series as follows:

Series	Gross Offering Proceeds	Offering Expenses [1]
Series #Reach	$461,221	$14,834
Series #44 East	$192,984	$15,439
Series #Flatiron	$509,089	$27,591
Series #Illume	$437,923	$28,115
Total Consolidated	$1,601,217	$85,979

(1) Offering Expenses do not include service fees or commissions paid to FINRA registered broker dealers or funding portals.

As of June 30, 2022, the Manager has incurred $72,123 of offering expenses that have not been allocated to a Series. These offering expenses may be allocated to future series, subject to the 2% of gross offering proceeds limit.

Real Estate and Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation of properties and other improvements is computed using the straight-line method over the estimated remaining useful lives of the assets, which generally range from 11 to 40 years for buildings and 1 to 3 years for furniture, fixtures, and equipment.  If the Company determines that impairment has occurred, the affected assets are reduced to their fair value.  Property improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that improve or extend the useful life of the assets are capitalized.

During the six months ended June 30, 2022, we realized a depreciation expense for Series #Reach of $6,890.

During the six months ended June 30, 2022, we sold the Series #Reach Property and realized the gains above book value as noted below:

Property	Net Sale Proceeds	Book Value	Gain on Sale
Series #Reach	$578,542	$410,423	$168,119

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ properties may not be recoverable. To the extent an event or change in circumstance is identified, a property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2022.

F-8

Provision for Income Taxes

Due to the period of time which each of the Series owned each of its properties, our Manager determined that it was in each Series best interest to elect to be taxed as a corporation under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2021. Each Series intends to continue to operate in such a manner. Our estimated tax expense and liability for 2022, effective tax rate and federal and state income tax rates for each Series are noted below:

	Series #Reach	Series #Flatiron	Series #Illume	Series #44 East
State income tax	$0	$0	$0	$0
Federal income tax	$33,859	$0	$0	$0
Total income tax	$1,047	$0	$0	$0
State income tax rate	3.54%	3.54%	6.50%	0.00%
Federal income tax rate	21.00%	21.00%	21.00%	21.00%
Combined income tax rate	24.54%	24.54%	27.50%	21.00%
Effective tax rate	24.00%	0.00%	0.00%	0.00%

The Company’s effective tax rate for the taxable year ended December 31, 2022 is expected to be lower than the statutory combined income tax rates due primarily to a carryforward of prior years’ net operating loss for Series #Reach.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-than-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statements of operations. As of June 30, 2022, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of June 30, 2022, the value of the deferred tax asset was $2,813 for Series #Reach and $0 for each of the other Series.

Earnings/(Loss) per Membership Interest:

Upon completion of an Offering, each Series comply with the accounting and disclosure requirement of ASC Topic 260, ”Earnings per Share.” For each Series, earnings/(loss) per membership interest (“EPMI”) is computed by dividing net income/(loss) for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

3.	MEMBERS’ EQUITY/(DEFICIT)

Members’ equity for the Company and any Series consists of membership contributions and the net income/(loss) for the period.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel.

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The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights in respect of the Series in which they are invested.

Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis or upon the disposition of a Property. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion. Upon the declaration of a distribution by a Series, distributions are recorded to distributions payable on a Series’ balance sheet.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

As of June 30, 2022, the following offerings for Series interests had closed:

Series	Series Interests Sold	Gross Offering Proceeds
Series #Reach	96,062	$461,221
Series #44 East	30,398	$192,984
Series #Flatiron	96,992	$509,089
Series #Illume	96,262	$437,923

4.	GOING CONCERN

The accompanying consolidated financial statements and Series financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each of its Series has limited operating history and is financially dependent upon its Manager. The Company and each of its Series’ ability to continue as a going concern for the next twelve months is dependent upon the Company and each of its Series’ ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company and each of its Series’ will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company and each of its Series to continue as a going concern for a reasonable period of time. The consolidated financial statements and Series financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company or each of its Series be unable to continue as a going concern.

5.	RELATED PARTY TRANSACTIONS

On January 7, 2020, the Series #44 East Property Subsidiary entered into a purchase and sale agreement to acquire the Series #44 East Property on behalf of Series #44 East for a purchase price of $570,750. Upon entering into the purchase and sale agreement, our Manager made a $10,000 deposit into an escrow account held by Heritage Title Company of Austin Inc. (the “Heritage Escrow Account”). On January 18, 2020, April 15, 2020 and May 14, 2020 the Manager made additional deposits of $18,537, $25,000, and $20,000, respectively into the Heritage Escrow Account. An additional deposit of $12,075 was required on June 15, 2020. In total, following the June 15, 2020 deposit, our Manager has made deposits totaling $85,612 (15% of the purchase price). In October 2021, the seller of the Series #44 East Property notified us that they were terminating the contract due to a breach of contract and refunded the $85,612 deposit we had made. In accordance with the terms of the Operating Agreement, the deposits made by our Manager were reimbursed by the Company to our Manager.

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On May 29, 2020, the Series #Flatiron Property Subsidiary entered into a purchase and sale agreement to acquire the Series #Flatiron Property on behalf of Series #Flatiron for a purchase price of $465,000, later revised to $470,000. Upon entering into the purchase and sale agreement, our Manager made a $23,250 deposit into an escrow account held by Nu World Title, LLC. In accordance with the terms of the Operating Agreement, the deposits made by our Manager will be reimbursed by the Company to our Manager. As of December 31, 2021, these reimbursements had not yet been made.

On May 30, 2020, the Series #Illume Property Subsidiary entered into a purchase and sale agreement to acquire the Series #Illume Property on behalf of Series #Illume for a purchase price of $411,000. Upon entering into the purchase and sale agreement, our Manager made a $20,500 deposit into an escrow account held by Centennial Title Company, Inc. In accordance with the terms of the Operating Agreement, the deposits made by our Manager will be reimbursed by the Company to our Manager. As part of the acquisition of the Series #Illume Property, we issued a promissory note to our Manager in the amount of $133,800, which amount included the deposits to the seller of $20,550 that were made by our Manager and $113,250 that was required to complete the acquisition of the Series #Illume Property. The Series #Illume repaid $110,000 of Illume acquisition loan as of December 31, 2021. No interest was charged on this loan.

On October 17, 2020, Compound Waller, LLC, a wholly owned subsidiary of Series #Waller, entered into a purchase and sale agreement to acquire 46 Waller Street, Austin, TX (the “Series #Waller Property”) for $1,800,000. As part of the purchase and sale agreement, our Manager deposited $18,000 of earnest money into escrow. On February 18, 2021, we terminated our purchase and sale agreement for the Series #Waller Property. As part of this termination, the earnest money amounting to $18,000 was returned to our Manager.

Amounts Due to the Manager

Pursuant to the Company’s Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties (including any purchase and sale deposits) and in connection with third parties providing services to us. As of June 30, 2022, the following amounts were due to be reimbursed to the Manager:

Series Name	Beginning Balance (12/31/21)	Loan Repayment	Operating Expenses	Offering Expenses	Total
Series #Reach	$13,143	$—	$—	$—	$13,143
Series #44 East	56,188	(25,000)	—	—	31,188
Series #Flatiron	28,909	(21,452)	—	—	7,457
Series #Illume	28,818	—	—		28,818
Unallocated	72,123	—	—	—	72,123
Total Consolidated	$276,887	$(46,452)	$—	$—	$152,728

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6.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and Series financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

7.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 2, 2023, the date the consolidated financial statements and Series financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements and Series financial statements.

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Item 8.	Exhibit Index

No.	Exhibit Description

2.1	Certificate of Formation of Compound Projects, LLC (incorporated by reference to Exhibit 2.1 to the Form 1-A filed on December 19, 2019)

2.2	Amended and Restated Operating Agreement of Compound Projects, LLC (incorporated by reference to Exhibit 2.2 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

3.1	Form of Series Designation (incorporated by reference to Exhibit 3.1 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Form 1-A amendment filed on January 31, 2020)

6.1	Purchase and Sale Agreement dated October 20, 2019, between Harley and Nicole Hines and Compound Asset Management Inc. (incorporated by reference to Exhibit 6.1 to the Form 1-A filed on December 19, 2019)

6.2	Assignment of Purchase and Sale Agreement dated November 6, 2019, between Compound Asset Management Inc. and Series #Reach, a series of Compound Projects, LLC (incorporated by reference to Exhibit 6.3 to the Form 1-A filed on December 19, 2019)

6.3	Form of Promissory Note between Compound Projects, LLC Series #Reach and Compound Asset Management, LLC (incorporated by reference to Exhibit 6.4 to the Form 1-A filed on January 13, 2020)

6.4	Purchase and Sale Agreement dated January 7 ,2020, between 44 East Avenue Development LLC and Compound 44 East, LLC (incorporated by reference to Exhibit 6.4 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.5	Purchase and Sale Agreement dated May 29,2020, between Howard Godofsky and Compound Flatiron 3006, LLC (incorporated by reference to Exhibit 6.5 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.6	Form of Promissory Note between Compound Projects, LLC Series #Illume and Compound Asset Management, LLC (incorporated by reference to Exhibit 6.6 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.7	Purchase and Sale Agreement dated May 30,2020, between Illume Nashville, LLC and Compound Illume 302, LLC (incorporated by reference to Exhibit 6.7 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.8	Vacation Rental Owner Agreement between Series #Illume and Turnkey Vacation Rentals, Inc. (incorporated by reference to Exhibit 6.8 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.9	Residential Lease, dated December 6, 2020, between Compound Reach, 1805 LLC and the tenant named therein. (incorporated by reference to Exhibit 6.9 to Post Qualification Amendment to the Form 1-A filed on December 21, 2020)

8.1	Form of Escrow Agreement, by and among Prime Trust LLC, and Compound Projects, LLC (incorporated by reference to Exhibit 8.1 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

15a.1	Draft Offering Statement of Compound Projects, LLC dated October 7, 2019 as filed with the Commission on October 7, 2019 and related correspondence (incorporated by reference to Exhibit 15a.1 to the Form 1-A filed on December 19, 2019)

152.2	Draft Offering Statement of Compound Projects, LLC dated November 19, 2019 as filed with the Commission on November 19, 2019 and related correspondence (incorporated by reference to Exhibit 15a.2 to the Form 1-A filed on December 19, 2019)

15a.3	SEC Comment Response Letter dated November 15, 2019 to Draft Offering Statement on Form 1-A filed on October 7, 2019 (incorporated by reference to Exhibit 15a.3 to the Form 1-A filed on January 13, 2020)

15a.4	SEC Comment Response Letter dated December 18, 2019 to Amendment No. 1 to Draft Offering Statement on Form 1-A filed on November 19, 2019 (incorporated by reference to Exhibit 15a.4 to the Form 1-A filed on January 13, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 17, 2023.

COMPOUND PROJECTS, LLC

By:	Compound Asset Management, LLC, its managing member

By:	/s/ Jesse Stein
Name: Jesse Stein
Title: Managing Member

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

.

SIGNATURE		TITLE	DATE

/s/ Janine Yorio		Chief Executive Officer of Compound Projects, LLC	April 17, 2023
Janine Yorio

/s/ Jesse Stein		Principal Financial and Accounting Officer of Compound Asset Management, LLC Chief Operating Office, Principal Accounting Officer of Compound Projects, LLC	April 17, 2023
Jesse Stein

Compound Asset Management, LLC		Managing Member	April 17, 2023

By:	/s/ Jesse Stein
Name:	Jesse Stein
Title:	Managing Member